Exhibit 94.4

FORM 13-502F1

CLASS 1 REPORTING ISSUERS — PARTICIPATION FEE

Reporting Issuer Name: HudBay Minerals Inc.

End date of last completed fiscal year: December 31, 2011

Market value of listed or quoted securities: Total number of securities of a class or series outstanding as at the end of the issuer’s last completed fiscal year	(i)	171,937,665

Simple average of the closing price of that class or series as of the last trading day of each month in the last completed fiscal year (See clauses 2.7(a)(ii)(A) and (B) of the Rule)	(ii)	13.38

Market value of class or series	(i) X (ii) =		(A) 2,300,525,958

(Repeat the above calculation for each other class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the last completed fiscal year)

			(B) N/A

Market value of other securities at end of the last completed fiscal year: (See paragraph 2.7(b) of the Rule) (Provide details of how value was determined)			(C) N/A

(Repeat for each other class or series of securities to which paragraph 2.7(b) of the Rule applies)			(D) N/A

Capitalization for the last completed fiscal year (Add market value of all classes and series of securities)		(A) + (B) + (C) + (D)=	2,300,525,958

Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)			40,700

Late Fee, if applicable (As determined under section 2.5 of the Rule)			N/A

ONTARIO SECURITIES COMMISSION

RULE 13-502 FEES

APPENDIX A

CORPORATE FINANCE PARTICIPATION FEES

Capitalization for the Previous Fiscal Year	Participation Fee
under $25 million	$820
$25 million to under $50 million	$1,780
$50 million to under $100 million	$4,380
$100 million to under $250 million	$9,200
$250 million to under $500 million	$20,100
$500 million to under $1 billion	$28,100
$1 billion to under $5 billion	$40,700
$5 billion to under $10 billion	$52,400
$10 billion to under $25 billion	$61,200
$25 billion and over	$68,900

Until April 1, 2012

“Class 1 reporting issuer” means a reporting issuer that is incorporated or organized under the laws of Canada or a jurisdiction in Canada and that, at the end of its previous fiscal year, has securities listed or quoted on a marketplace in Canada or the United States of America.